EXHIBIT 12.1

RIGEL PHARMACEUTICALS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and the ratio of our earnings to combined fixed charges and preferred stock dividends for the nine months ended September 30, 2010. Our earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends in the years ended December 31, 2005, 2006, 2007, 2008 and 2009. “Earnings” consist of net income (loss) from operations before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of operating lease expense that represents interest. The extent to which earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for those periods is shown below. Amounts shown are in thousands except the ratio.

	Nine Months Ended
	September 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005

Earnings:
Income (loss) from operations before income taxes	$55,129	$(111,640)	$(132,435)	$(74,272)	$(37,637)	$(45,256)
Plus: Combined Fixed Charges and Preferred
Stock Dividends	1,364	1,959	1,792	1,921	1,911	1,795

Earnings, as defined	56,493	(109,681)	(130,643)	(72,351)	(35,726)	(43,461)

Fixed charges:
Interest expense	70	203	160	221	290	276
Estimated interest component of rent	1,294	1,756	1,632	1,700	1,621	1,519
Total Fixed Charges	$1,364	$1,959	$1,792	$1,921	$1,911	$1,795

Combined Fixed Charges and Preferred
Stock Dividends
Interest expense	70	203	160	221	290	276
Estimated interest component of rent	1,294	1,756	1,632	1,700	1,621	1,519
Preferred stock dividends	—	—	—	—	—	—
Total Fixed Charges	$1,364	$1,959	$1,792	$1,921	$1,911	$1,795

Ratio of earnings to fixed charges **	41	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends **	41	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$—	$(111,640)	$(132,435)	$(74,272)	$(37,637)	$(45,256)

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$—	$(111,640)	$(132,435)	$(74,272)	$(37,637)	$(45,256)

**    Because of the deficiency of earnings in 2005 to 2009 available to cover fixed charges, the ratio information for these years is not applicable.